EXHIBIT D-1

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

)
)
Alliant Energy Corporate Services, Inc.	)
MidAmerican Energy Company	)
Xcel Energy Services, Inc.	)
TRANSLink Transmission Company, LLC	)	Docket No. EC01- -000

JOINT APPLICATION PURSUANT TO SECTION 203 OF THE FPA
FOR AUTHORIZATION TO TRANSFER AND CONSOLIDATE
CONTROL OVER TRANSMISSION FACILITIES

Edward Berlin, Esq.
Kenneth G. Jaffe, Esq.
Stephen C. Palmer, Esq.
Bradley R. Miliauskas, Esq.
Theodore J. Paradise, Esq.

Swidler Berlin Shereff Friedman, LLP
3000 K Street, NW Suite 300
Washington, DC 20007
Phone: (202) 424-7500
Facsimile: (202) 424-7647
kgjaffe@swidlaw.com

Counsel for Applicants

September 28, 2001

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

)
)
Alliant Energy Corporate Services, Inc.	)
MidAmerican Energy Company	)
Xcel Energy Services, Inc.	)
TRANSLink Transmission Company, LLC	)	Docket No. EC01- -000

JOINT APPLICATION PURSUANT TO SECTION 203 OF THE FPA
FOR AUTHORIZATION TO TRANSFER AND CONSOLIDATE
CONTROL OVER TRANSMISSION FACILITIES

I. INTRODUCTION

     Alliant Energy Corporate Services, Inc. (“AECS”) on behalf of its public utility affiliates: IES Utilities Inc. (“IES”) and Interstate Power Company (“IPC”) (jointly “Alliant West”),1 MidAmerican Energy Company (“MidAmerican”), Xcel Energy Services, Inc. on behalf of its public utility affiliates: Northern States Power Company (“NSP-M”), Northern States Power Company – Wisconsin (“NSP-W”) (together “NSP Companies”), Public Service Company of Colorado (“PSCo”) and Southwestern Public Service Company (“SPS”) (jointly “Xcel

1 AECS is a service company affiliate of Wisconsin Power and Light Company (“WPL”), IES, IPC and South Beloit Water, Gas and Electric Company (“SBWGE”). For the purposes of this application, WPL, IES, IPC and SBWGE shall be collectively referred to as the “Alliant Energy Operating Companies.” AECS acts as agent for the Alliant Energy Operating Companies to, among other things, operate their transmission facilities as a single integrated system pursuant to AECS’s open access transmission tariffs (“OATT”).

Energy”),2 (collectively “Private Power Participants”) and TRANSLink Transmission Company, LLC (“TRANSLink”) (hereinafter collectively referred to as “Applicants”) hereby respectfully request that the Federal Energy Regulatory Commission (the “Commission”) approve the transfer of ownership and/or control over the jurisdictional transmission assets of Alliant West, MidAmerican, and Xcel Energy. The request includes the consolidation of control over these assets in the to-be-formed, for-profit independent transmission company (“ITC”), TRANSLink, with the non-jurisdictional transmission assets of Nebraska Public Power District (“NPPD”), Omaha Public Power District (“OPPD”) (jointly “Public Power Participants”) and Corn Belt Power Cooperative (“Corn Belt” or “Cooperative Power Participant”), which are also expected to participate. Approval is sought pursuant to Section 203 of the Federal Power Act (“FPA”)3 and Part 33 of the Commission’s regulations,4 as amended by Order No. 642.5 Contemporaneous with this Application, various filings are being made pursuant to Section 205 of the FPA related to the formation and operation of TRANSLink.

     Specifically, Commission authorization is sought for the transfer to and consolidation in TRANSLink of ownership and/or control over the transmission facilities identified herein pursuant to three forms of definitive and final transactional agreements: the Asset Contribution Agreement, the Lease Agreement, and the Participant operating agreement, with different forms of operating agreement available for participating entities, depending upon their manner of

2 Xcel Energy Services Inc. (“XES”) is the service company subsidiary of Xcel Energy Inc. and affiliate of the Xcel Energy Operating Companies. XES acts as agent for the Xcel Energy Operating Companies to, among other things, represent the operating companies in proceedings before the Commission.

3 16 U.S.C. § 824b (2000).

4 18 C.F.R. §§ 33.1 et seq. (2000).

5 Revised Filing Requirements Under Part 33 of the Commission’s Regulations, Order No. 642, 93 FERC ¶ 61,164 (2000), FERC Stats. & Regs. ¶ 31,111, 65 Fed. Reg. 70,983 (Nov. 28, 2000) (“Order No. 642”).

organization (as a jurisdictional investor-owned public utility or a publicly-owned or cooperative non-jurisdictional utility).6 A description of the transmission facilities that are the subject of this application is attached at Exhibit H and H-1 hereto. A copy of each form of transactional agreement is attached at Exhibit I hereto.7 Each participant in TRANSLink (“Participant”) will select and execute the form of transaction by which it will transfer functional responsibility of its respective transmission assets to TRANSLink promptly after Commission action on this Application and the related filings submitted contemporaneously pursuant to Section 205 of the FPA.

     As discussed in greater detail in Section IV below, the proposed transactions satisfy the criteria established by the Commission to determine whether transactions of this kind are consistent with the public interest. The proposed transactions will effectuate the goals established by the Commission in Order No. 2000 of encouraging the voluntary formation of independent regional transmission organizations (“RTOs”) in order to facilitate the efficient operation of bulk power markets spanning large geographic areas.8 The proposed transactions will create a for-profit ITC that will focus on the transmission business. TRANSLink will focus on the efficient planning and construction, and the reliable operation of transmission facilities to

6 Applicants represent that the forms of contract submitted herewith reflect in all material respects the terms and conditions on which the transmission facilities will be transferred to and consolidated in TRANSLink.

7 As these transactional agreements are also rate schedules, they are also included at Volume 9, Tabs 1-4 as part of the Section 205 filings that accompany this Joint Section 203 Application.

8 Regional Transmission Organizations, Order No. 2000, FERC Stats. & Regs. ¶ 31,089 (Dec. 20, 1999), 65 Fed. Reg. 809 (Jan. 6, 2000), (“Order No. 2000”); Order No. 2000-A, FERC Stats. & Regs. ¶ 31,092 (Feb. 25, 2000), 65 Fed. Reg. 12,088 (Mar. 8, 2000).

meet the needs of consumers and participants in competitive wholesale electricity markets in a cost-effective and non-discriminatory manner. TRANSLink will serve as an attractive and efficient means for the Applicants and the Public Power and Cooperative Power Participants, as well as other jurisdictional and non-jurisdictional entities, to participate in one or more RTOs meeting the Commission’s criteria. Moreover, TRANSLink will exercise functional responsibility independent of all market participants over a transmission system covering a large portion of the central United States, will be the only jurisdictional independent transmission company operating transmission facilities on both sides of the Eastern/Western interconnection boundary, and will do so on a basis that complies fully with the Commission’s independence requirements applicable to RTOs.

     The proposed transactions also satisfy the requirements of the Commission’s Merger Policy Statement, to the extent the Commission deems these requirements applicable.9 First, the proposed transfer and consolidation of control over the relevant jurisdictional and non-jurisdictional transmission assets raises no market power concerns under the Commission’s guidelines. Second, these transactions will not adversely affect either wholesale power or transmission rates. Third, the proposed transactions will not adversely affect the Commission’s or any other regulatory agencies’ ability to regulate the entities involved in the transactions.

     Except for specific, limited waivers requested herein, this application includes all of the information and exhibits required by Part 33 of the Commission’s regulations, as amended by the Commission’s Order No. 642. Applicants respectfully request that the Commission approve this

9 See Inquiry Concerning the Commission’s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Regulations Preambles ¶ 31,044 (1996), order on reconsideration, Order No. 592-A, 79 FERC ¶ 61,321 (1997) (the “Merger Policy Statement”); See also 18 C.F.R. § 2.26 (2000).

application expeditiously, without condition, modification or evidentiary, trial-type hearing. If, however, the Commission cannot approve the transaction as proposed, the Applicants request that the Commission specifically identify any measures or conditions that, if taken or agreed to by the Applicants, would render an evidentiary hearing unnecessary.10

II. DESCRIPTION OF THE PARTIES AND RELEVANT FACILITIES

     A. Alliant West

     Alliant Energy Corporation (“Alliant Energy”) was formed on April 21, 1998 as a result of the merger between WPL Holdings, Inc., IES Industries Inc. and IPC. Alliant Energy is a registered public utility holding company with three direct, wholly-owned public utility subsidiaries – IES, IPC, and WPL11 – operating in Iowa, Illinois, Minnesota and Wisconsin with a combined service territory of 54,000 square miles and serving 919,000 electric customers and 393,000 natural gas customers. In addition, WPL has a wholly owned utility subsidiary, SBWGE. The Alliant West entities are engaged in the production, transmission and generation of electricity and own and operate approximately 4,671 miles of transmission line and 201 substations.

     IES and IPC provide non-discriminatory, open access transmission service pursuant to Alliant West’s open access transmission tariff on file with the Commission pursuant to Order No. 888. On behalf of IES and IPC, AESC operates one electrical control area certified by the

10 This procedure was employed in Ohio Edison Company, et al., 80 FERC ¶ 61,039, at 61,107-08 (1997); see also Allegheny Energy, Inc., et al., 84 FERC ¶ 61,223, at 62,073 (1998).

11 The Commission approved the transfer of WPL’s transmission facilities to the American Transmission Company, LLC (“ATCLLC”) on March 31, 2000. Order Authorizing Disposition of Jurisdictional Facilities, 90 FERC ¶ 61,347 (2000). The Commission approved the transfer of SBWGE’s transmission facilities to the ATCLLC on September 27, 2000. Order Authorizing Disposition of Jurisdictional Facilities, 92 FERC ¶ 62, 266 (2000). These transmission assets will continue to be operated by ATCLLC and will not transfer to or be subject to TRANSLink’s control.

North American Electric Reliability Council (“NERC”). On June 1, 2000, IES and IPC transferred their regional reliability council membership from the Mid-Continent Area Power Pool (“MAPP”) to the Mid-America Interconnected Network, Inc. (“MAIN”). IES and IPC are both transmission owning members of the Midwest Independent Transmission System Operator, Inc. (“Midwest ISO”).

     The Alliant West facilities proposed to be transferred to TRANSLink are described in detail in Exhibit H to this Application.

     B. The Xcel Energy Operating Companies

     Xcel Energy Inc. is a registered public utility holding company with six direct, wholly-owned public utility subsidiaries – NSP-M, NSP-W, PSCo, SPS, Cheyenne Light, Fuel and Power (“CLF&P”) and Black Mountain Gas Company (“BMG”) – serving electric and natural gas customers in portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, South Dakota, Texas, Wisconsin, and Wyoming. Combined, the Xcel Energy Operating Companies serve approximately 3.1 million electric customers and 1.5 million natural gas customers. NSP-M owns and operates approximately 4,600 circuit miles of transmission lines rated 34.5 kV or above, and 56 substations. NSP-W owns and operates approximately 2,840 circuit miles of transmission lines rated 34.5 kV or above and 35 substations. PSCo owns and operates approximately 3,950 circuit miles of transmission lines rated 44 kV or above and 58 substations. SPS owns and operates approximately 6,260 circuit miles of transmission lines rated at or above 69kV and 76 substations.12 BMG does not own or operate any electric transmission

12 CLF&P’s also owns limited transmission facilities comprised of 25 miles of 115 kV line and 4 substations near Cheyenne, Wyoming. Those facilities are located entirely within the electrical control area of the Western Area Power Administration in the Western Interconnection (“WAPA West”), and CLF&P is a transmission dependent customer of WAPA West. Accordingly, CLF&P is not proposing at this time to transfer control of those transmission facilities to TRANSLink. CLF&P expects to participate in the RTO in which WAPA participates.

facilities.13

     The Xcel Energy Operating Companies provide non-discriminatory, open access transmission service pursuant to a joint open access transmission tariff (“Joint OATT”) on file with the Commission pursuant to Order No. 888.14 NSP-M and NSP-W are members of MAPP, and transmission service is also available over the NSP-M and NSP-W systems under the MAPP regional open access tariff contained in Schedule F to the MAPP Restated Agreement (“MAPP Schedule F”). SPS is presently a member of the Southwest Power Pool (“SPP”), and transmission service is also available over the SPS system under the SPP Order No. 888 regional tariff.15 PSCo is a member of the Western Systems Coordinating Council (“WSCC”), which does not offer a regional tariff.

     NSP-M and NSP-W operate a NERC certified electrical control area for their integrated transmission systems in MAPP in the Eastern Interconnection. SPS operates a NERC certified electrical control area for its transmission system in SPP in the Eastern Interconnection. PSCo operates a NERC certified electrical control area for its transmission system in the Western Interconnection. NSP-M and NSP-W are both transmission owning members of the Midwest ISO.

     The facilities of Xcel Energy proposed to be transferred to TRANSLink are described in detail in Exhibit H to this Application.

13 BMG is a small natural gas and propane distribution utility serving approximately 7,000 retail customers in portions of Arizona subject to the jurisdiction of the Arizona Corporation Commission. BMG has no electric operations, and is not a Participant in TRANSLink or an Applicant in this proceeding.

14 Xcel Operating Companies, Docket ER99-3916-002, Letter Order dated November 30, 2000.

15 Southwest Power Pool, et al., 92 FERC ¶ 61,174 (2000), reh’g denied, 93 FERC ¶ 61,050 (2000).

     C. MidAmerican Energy

     MidAmerican Energy Holdings Company (“MidAmerican Holdings”) is a privately held corporation headquartered in Des Moines, Iowa. MidAmerican Holdings has one indirect, wholly-owned domestic public utility subsidiary – MidAmerican – operating in portions of Iowa, Illinois, Nebraska and South Dakota. MidAmerican serves approximately 669,000 electric customers and 646,000 natural gas customers. MidAmerican owns and operates approximately 4,010 miles of transmission lines rated at or above 34.5 kV and 395 substations.

     MidAmerican provides non-discriminatory, open access transmission service pursuant to its open access transmission tariff on file with the Commission pursuant to Order No. 888.16 MidAmerican is a member of MAPP, and transmission service is also available over the MidAmerican system under MAPP Schedule F. MidAmerican operates a NERC certified electrical control area for its transmission system in MAPP in the Eastern Interconnection.

     The MidAmerican facilities proposed to be transferred to TRANSLink are described in detail in Exhibit H to this Application.

     D. Nebraska Public Power District

     NPPD is a public corporation and a political subdivision of the State of Nebraska. NPPD is not subject to the jurisdiction of this Commission. NPPD services approximately 80,000 retail electric customers in 97 municipalities and other communities, and supplies at wholesale the total requirements of 73 municipalities, public power districts and cooperatives. NPPD owns and operates approximately 4,227 miles of lines rated at 115 kV or higher and 120 substations.

     NPPD is a member of MAPP, and transmission service is available over the NPPD system under MAPP Schedule F. NPPD provides non-discriminatory, open-access transmission

16 Allegheny Power Co., et al. 80 FERC ¶ 61,143 (1997), 85 FERC ¶ 61,235 (1998) and Letter Orders dated: March 2, 1998 and September 28, 1998 in Docket Nos. OA96-42-000 and -001.

service pursuant to a non-jurisdictional open access transmission tariff on record with the MAPP Regional Transmission Committee, a Commission certified Regional Transmission Group. NPPD operates a NERC certified electrical control area for its transmission system in MAPP in the Eastern Interconnection.

     The NPPD facilities proposed to be transferred to TRANSLink are described in Exhibit H-1 to this Application.

     E. Omaha Public Power District

     OPPD is a public corporation and a political subdivision of the State of Nebraska. OPPD is not subject to the jurisdiction of this Commission. OPPD serves approximately 260,000 electric customers in 13 Nebraska counties, the City of Omaha, and the community of Carter Lake, Iowa. OPPD owns and operates approximately 707 miles of transmission lines rated at 161 kV or higher and 44 substations.

     OPPD provides non-discriminatory, open access transmission service pursuant to a non-jurisdictional open access transmission tariff. OPPD is a member of MAPP, and transmission service is also available over the OPPD system under MAPP Schedule F. OPPD operates a NERC certified electrical control area for its transmission system in MAPP in the Eastern Interconnection.

     The OPPD facilities proposed to be transferred to TRANSLink are described in Exhibit H-1 to this Application.

     F. Corn Belt Power Cooperative

     Corn Belt is a generation and transmission cooperative incorporated in Iowa and headquartered in Humboldt, Iowa. Corn Belt is not subject to the jurisdiction of this Commission. Corn Belt has been in business since 1947 and is owned by its member systems,

11 of which are local consumer-owned cooperatives that own and operate the facilities that distribute electricity at retail to their member-consumers.17 The twelfth member, North Iowa Municipal Electric Cooperative Association (“NIMECA”), provides electric energy to twelve electric utilities located in north central Iowa.18 These member systems serve farms, residences, small towns, as well as commercial and industrial members in 27 counties in north central Iowa. Corn Belt distribution members serve approximately 35,000 retail-member consumers. Corn Belt is a member of MAPP, and transmission service is available over the Corn Belt system under MAPP Schedule F. Corn Belt provides non-discriminatory, open access transmission service pursuant to a non-jurisdictional open access transmission tariff on record with the MAPP Region Transmission Committee, a Commission certified Regional Transmission Group. Corn Belt operates as a subordinate load balancing area (“SLBA”) within the MidAmerican electrical control area.

     Corn Belt owns and operates 290 miles and transmission lines rated at 161 kV and above and 11 substations. The Corn Belt facilities proposed to be transferred to TRANSLink are described in Exhibit H-1 to this Application.

III. DESCRIPTION OF THE PROPOSED TRANSACTIONS

     A. Overview

     Alliant West, MidAmerican Energy, Xcel Energy, NPPD, OPPD, and Corn Belt (the “Participants”) propose to create an independent, for-profit, transmission company –

17 These member systems are: Boone Valley Electric Cooperative, Butler County Rural Electric Cooperative, Calhoun County Electric Cooperative Association, Franklin Rural Electric Cooperative, Glidden Rural Electric Cooperative, Grundy County Rural Electric Cooperative, Iowa Lakes Electric Cooperative, Midland Power Cooperative, Prairie Energy Cooperative, and Sac County Rural Cooperative.

18 The twelve municipal electric utilities served by NIMECA are listed in Exhibit B to this Application.

TRANSLink. TRANSLink does not propose to qualify itself as an RTO under Order No. 2000.19 Rather, TRANSLink will serve as a vehicle for the Participants, including the non-jurisdictional Participants, to participate in one or more RTOs that meet the Commission’s requirements. TRANSLink will perform certain of the RTO-required functions, and will contract with one or more Commission-approved RTOs to perform those RTO-required functions that TRANSLink will not perform. To establish its qualifications to perform these functions, Participants are submitting the proposed organizational documents for TRANSLink to satisfy the Commission that TRANSLink will possesses the characteristics required of ITCs in such “hybrid RTO” arrangements, including independence from control by market participants.20 In particular, with respect to the contiguous transmission facilities operated by the Participants in MAPP and MAIN, which will constitute TRANSLink’s North Region, TRANSLink will enter into an arrangement with the Midwest ISO along the lines described in “Appendix I “ of the Midwest ISO Agreement.21 Under that arrangement, TRANSLink will perform certain RTO-required functions and the Midwest ISO will perform other RTO-required functions (assuming the

19 See 18 C.F.R § 35.34 (2000).

20 In Commonwealth Edison Co., et al., 90 FERC ¶ 61,192 (2000) (“Commonwealth Edison”), the Commission declared that a hybrid RTO, in which required functions are allocated between a not-for-profit independent system operator and a for-profit ITC could satisfy the requirements of Order No. 2000, as long as the decisional process within each such RTO was clear and each constituent organization possesses the requisite characteristics. Id. at 61,192. The Commission recently reaffirmed that declaration in Bangor Hydro-Electric Co., et al., 96 FERC ¶ 61,063 at 61,257 (2001).

21 The Commission in Commonwealth Edison approved Appendix I to the Midwest ISO Transmission Owners Agreement (Midwest ISO Tariff Sheet Nos. 211-218). This approval was made subject to certain modifications of Appendix I, which the Midwest ISO submitted to the Commission in a Compliance Filing dated March 10, 2000 in Docket Nos. EL00-25-001 and ER00-448-001.

Commission approves the Midwest ISO’s application to function as an RTO).22 Included as an exhibit to the testimony of Mr. Clair Moeller, located at Tab 2 of Volume 5, is a copy of a Memorandum of Understanding (“MOU”) between the Participants and the Midwest ISO setting forth (a) the agreement of the parties that TRANSLink would enter into a binding membership agreement with the Midwest ISO pursuant to Appendix I upon receipt of Commission approval of TRANSLink’s filings (and other required regulatory authorizations in a manner acceptable to the Participants) and formation of TRANSLink; (b) a detailed description of those RTO services which TRANSLink would procure from the Midwest ISO on a “menu of service” basis in return for an annual fee established in the MOU; and (c) the operating protocols which have been developed, or are in the process of being developed, on a cooperative basis by the Participants and the Midwest ISO to ensure that transmission and ancillary services are available within the TRANSLink North Region on a seamless basis with no pancaking of rates.

     Because of the geographic configuration of the TRANSLink system, all of the transmission facilities committed to TRANSLink cannot participate initially in a single RTO. Participants anticipate that TRANSLink will enter into similar arrangements with Commission-approved RTOs with respect to the transmission facilities TRANSLink will control in the SPP and WSCC regions, which are not directly interconnected with the TRANSLink facilities in the North Region. However, no definitive arrangements similar to the MOU exist at this time with regard to these facilities because (a) the proposed SPP RTO was recently rejected by the Commission due to its insufficient geographic scope,23 and (b) there is not yet an RTO in the southeastern portions of the Western Interconnection with which TRANSLink could make such

22 See The Midwest ISO Supplemental Order No. 2000 Compliance Filing, Docket No. RT01-87-000, August 31, 2001.

23 Order Rejecting RTO Filings, 96 ¶ 61,062 (2001).

arrangements.24

     Through these arrangements with RTOs, TRANSLink will advance the Commission’s objective of having all transmission-owning utilities, including those that are not subject to the Commission’s rate jurisdiction, participate in RTOs meeting the requirements of Order No. 2000.

     B. TRANSLink

     TRANSLink will be a for-profit, limited liability company, registered in the State of Delaware, whose sole line of business will be the efficient ownership, operation, construction and maintenance of electric transmission facilities and the provision of transmission services and related ancillary services on an open and non-discriminatory basis. Pursuant to the forms of agreement described below, TRANSLink will acquire ownership and/or full and independent functional control of the transmission assets that are the subject of this application. TRANSLink will have one managing member and one or more non-managing members. The managing member of TRANSLink will be a separate corporate entity, TRANSLink Corporate Manager (“Corporate Manager”). Corporate Manager will initially hold a nominal equity interest in TRANSLink and, as explained below, will be responsible for managing and directing TRANSLink’s operations. The Private Power Participants will receive a passive equity interest in TRANSLink based on the book value of the transmission assets contributed in fee and/or the share of TRANSLink start-up costs contributed. Corporate Manager’s equity interest in TRANSLink will increase as additional capital is contributed to TRANSLink as a result of

24 PSCo has actively participated in the discussions seeking to form the Desert STAR RTO, but this effort recently collapsed when the other transmission owning members in the area began to pursue a “transco” model RTO. In any event, the future of Desert STAR is extremely uncertain since the Commission on July 12, 2001 indicated its general desire for a single RTO in the Western Interconnection, with RTO West as the platform.

investment by independent third parties or through investment of proceeds from public offerings. Public and Cooperative Power entities will not receive equity interests in TRANSLink, but will receive payments for the use and upkeep of their transmission facilities as outlined in the description of the pro forma Public and Cooperative Power Participant Operating Agreement, discussed below.

     TRANSLink will be independent of control by market participants, including the Participants. Corporate Manager will have the exclusive authority to manage TRANSLink and to direct its business and affairs, except for a limited number of specified material actions that cannot be pursued without the consent of the Participants. These rights to approve certain actions are consistent with the passive, non-voting rights typically held by limited partners in a limited partnership and previously approved by the Commission in the context of for-profit RTOs.25 Corporate Manager will be governed by an independent board of directors appointed by the shareholders. Directors of Corporate Manager may not be affiliated with any market participant. Moreover, none of the Participants in TRANSLink that have not been found to be independent of market participants will have the ability to control more than five percent of the voting interest of TRANSLink, and no class of such Participants will have the ability to control more than fifteen percent of the voting interest.

     This is accomplished by empowering the Private Power Participants, as a group, and the Public and Cooperative Participants, as a group, each to elect only one of the nine voting members of Corporate Manager’s Board of Directors. Each such group, which constitutes a

25 Such limited voting rights were accepted by the Commission in its approval of the Alliance RTO, Alliance Power and Light Co., et al., 91 FERC ¶ 61,581-82 (2000), and in it approval of the GridSouth RTO, Carolina Power and Light Co., et al., 94 FERC ¶ 61,273 (2001), citing Order No. 2000-A at 31,366.

distinct class of entities with divergent interests, therefore will have the ability to control no more than 11% of the voting rights of the equity owners of Corporate Manager. Moreover, because each such group has three initial members who will vote for the director elected by that group on a per capita basis, no single Participant will be able to control more than 3.7% (one-third of 11%) of the total voting interests in Corporate Manager and therefore in TRANSLink. Five years after start-up, the TRANSLink Participants will lose their limited rights to elect Board members, absent authorization of the Commission.26

     By ensuring that all of the Corporate Manager’s directors are independent and not affiliated with any market participant, TRANSLink’s independence is assured. TRANSLink will also adopt standards of conduct and auditing requirements to ensure that its independence is maintained.

     C. The Effectuating Transactions

     The TRANSLink Participants propose to transfer functional control over their transmission assets to TRANSLink by either outright contribution (transfer of ownership) in exchange for equity interests in TRANSLink or through a lease or operating agreement with TRANSLink. The pro forma agreements include rate formulas for payments that are modeled on the approved Midwest ISO rate templates.27 The agreements use formula rates that employ data from the transmission owners’ Form 1 or, for NPPD and OPPD, EIA Form 423, and for Corn

26 The TRANSLink Participants will also appoint non-voting observers to the Corporate Manager’s Board of Directors. These observers will have no ability to control the decisions of the Board or to participate in any votes and, accordingly, will not compromise the independence of Corporate Manager. Their function will be to ensure that the Participants have an opportunity to listen to Board discussions and provide information to the Board from the Participant’s perspective on specific matters of interest.

27 Midwest Independent Transmission System Operator, Inc., et al., 84 FERC ¶ 61,250 (1998), reconsideration granted, Midwest Independent Transmission System Operator, Inc., et al., 85 FERC ¶ 61,372 (1998), on reh’g, Midwest Independent Transmission System Operator, Inc, et al., 85 FERC ¶ 61,372 (1998).

Belt’s RUS Form 7 report. Historic numbers will be used, where possible, and the formulas will be updated annually. In addition, TRANSLink Participants will receive fees from TRANSLink based on rate formulas to cover operation and maintenance performed at TRANSLink’s direction. As is described below, a definitive form of agreement has been negotiated to effectuate each of these transactions.

     1. Pro Forma Asset Contribution Agreement

     A transfer of ownership of transmission assets to TRANSLink will be made pursuant to the Asset Contribution Agreement. Such transfers will be made at book value. The consideration for the transfer of ownership interest in transmission assets to TRANSLink will be a passive, non-voting ownership interest in TRANSLink. Passive owners of TRANSLink will be eligible for periodic distributions, the size of which will be a function of the commercial success of TRANSLink. Participants which transfer ownership of transmission assets to TRANSLink will also receive a share of the revenues that TRANSLink receives through the provision of transmission service using the assets transferred to it, through a annual contribution fee, which is to be paid in monthly installments. The annual contribution fee payment will be determined by using a cost of service formula modeled on that accepted by the Commission for use by the Midwest ISO, including a risk premium of a 100 basis points included in the return on equity granted by the Commission to be included in Schedule 5.1 of the pro forma Asset Contribution Agreement. Contributing Participants will also recover their costs of performing certain operation and maintenance functions relating to the transferred assets subject to TRANSLink’s direction and control.28 A copy of the pro forma Asset Contribution Agreement is included in

28 The continued provision of operations and maintenance services by the current asset owners ensures continuity and reliabilty or operations. It also respects the existing contractual rights of

Exhibit I to this Application.

     2. Pro Forma Lease Agreement

     The transfer of functional responsibility over transmission assets may also be effectuated pursuant to a Lease Agreement. The Lease Agreement will give TRANSLink control over the transmission facilities for the purpose of providing open and non-discriminatory access to the facilities under the TRANSLink Tariff and the tariffs of the RTOs in which it participates, including the ability to direct the operation and maintenance of the leased facilities. The Lease Agreement provides that an owner of transmission assets shall lease those assets exclusively to TRANSLink for a minimum term that is the shorter of 10 years or a termination date brought about by certain, limited specified circumstances. Absent such circumstances, three years’ notice of termination is required. Participants leasing their transmission assets to TRANSLink will receive an annual lease payment, which is to be paid in monthly installments. The annual lease payment will be determined by using a cost of service formula modeled on the formula accepted by the Commission for use by the Midwest ISO, including a risk premium of a 50 basis points included in the return on equity granted by the Commission, to be included as Schedule 5.1 of the pro forma Lease Agreement. The Lease Agreement also gives the transmission owner the right to sell no less than the entirety of its leased transmission assets to TRANSLink at a later time. Leasing Participants will also recover their costs of performing certain operation and maintenance functions relating to the transferred assets subject to TRANSLink’s direction and control. A copy of the pro forma Lease Agreement is included in Exhibit I to this Application.

     3. Pro Forma Private Power Participant Operating Agreement

     Transmission owners will also have the option of participating in TRANSLink by bargaining unit employees of the TRANSLink Participants to perform certain operation and maintenance functions relating to the transferred assets.

entering into an operating agreement with TRANSLink that will allow TRANSLink to exercise control, including the ability to direct operation and maintenance, over the Participant’s transmission facilities and associated land rights, and rights of way for the purpose of providing open and non-discriminatory access to the facilities under the TRANSLink Tariff and the tariffs of the RTOs in which TRANSLink participates. The term of the Private Power Participant Operating Agreement is to be the shorter of 10 years or a termination date brought about by certain, limited circumstances. Absent such circumstances, three years’ notice of termination is required. Under the terms of the operating agreement, Private Power Participants who elect this option will receive an operating fee determined in the same manner as the rental payment, including a risk premium of a 50 basis points included in the return on equity granted by the Commission, under the pro forma operating agreement, in accordance with the formula set forth in the agreement. As part of that payment, Participants will recover their costs of operating and maintaining transmission assets. The agreement also gives the transmission owner the right to sell no less than the entirety of its leased transmission assets to TRANSLink at a later time. A copy of the pro forma Private Power Participant Operating Agreement is included in Exhibit I to this Application.

     4. Pro Forma Public and Cooperative Power Participant Operating Agreement

     As the Commission recognized in Order No. 2000, public power entities are subject to certain legal limitations and requirements that must be addressed for them to participate in an RTO, either directly or through an ITC. The pro forma Public and Cooperative Power Participant Operating Agreement, included in Exhibit I, has been developed to enable non-jurisdictional public power entities to participate in TRANSLink, and thereby indirectly in a Commission-approved RTO. If a change in tax law or a favorable ruling from the Internal

Revenue Service (“IRS”) confirming that Corn Belt’s participation through the pro forma Public Power and Cooperative Participant Operating Agreement will not adversely affect its tax exempt status cannot be obtained prior to the commencement of TRANSLink’s operations, TRANSLink will continue to work with Corn Belt to identify modifications to the pro forma agreement that would achieve that result. In addition, the pro forma Nebraska Public Power Participant Operating Agreement, also included in Exhibit I, addresses the unique needs of NPPD, and may also be used by OPPD.

     NPPD and OPPD are public corporations created as subdivisions of the State of Nebraska and are prohibited by Nebraska State law from disposing of their transmission assets by sale or lease. Corn Belt is a cooperative and has certain restrictions that effectively preclude it from disposing of its transmission assets by sale or lease. NPPD, OPPD, and Corn Belt, as well as other similarly restricted public and cooperative power utilities that elect to join TRANSLink in the future, will participate in TRANSLink by entering into an operating agreement with TRANSLink. The Public and Cooperative Power Participant Operating Agreement allows TRANSLink to exercise functional responsibility over Public and Cooperative Power Participants’ transmission facilities and associated land rights and rights of way, including the processing of applications for access to those facilities under the TRANSLink Tariff. As noted above, two forms of this agreement are included. The first is designed to comply with the legal restrictions and bond covenant requirements that NPPD believes limit its ability to enter into a longer-term agreement, runs for a minimum term of one year, but will remain in effect unless a default occurs or either party gives notice of termination (“evergreen term”). The second form of agreement, which TRANSLink would propose to make available to other public and cooperative power participants, runs for a minimum term of 10 years (with a three-year notice of termination provision) barring certain eventualities outlined in the Operating Agreement. This form of agreement also includes a one-year evergreen term that would apply if necessary to comply with bond restrictions regarding exclusion of interest from federal income tax. If these restrictions are removed due to a change in law or a ruling of the IRS, the Participant is obligated to the longer term. Pursuant to the Operating Agreement, Public and Cooperative Power Participants with a 10 year contract will receive an operating fee based on, among other things, the net book value of their respective transmission assets operated by TRANSLink, including a risk premium of a 100 basis points included in the return on equity for existing assets and 200 basis points for investments in new transmission facilities constructed in accordance with TRANSLink’s regional plan, their return on start-up costs, and their costs of operating and maintaining transmission facilities. Those Public or Cooperative Power Participants who, because of bond covenant requirements or state law concerns, enter into a evergreen term arrangement, would receive a risk premium of a 50 basis points included in the return on equity. A copy of the pro forma Public and Cooperative Power Participant Operating Agreement, as well as a copy of the pro forma Nebraska Public Power Participant Operating Agreement, are included in Exhibit I to this Application.

IV. THE PROPOSED TRANSACTIONS ARE CONSISTENT WITH THE PUBLIC INTEREST

     A. Introduction.

     Section 203 of the FPA reads, in pertinent part:

No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so. . . . After notice and opportunity for hearing, if the Commission finds that the proposed disposition, consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.29

     In the Merger Policy Statement, the Commission analyzed the standard required to be applied under FPA Section 203, and determined that, in analyzing Section 203 applications, the Commission will evaluate the effects of the proposed transaction on competition, rates, and regulation. If a transaction does not adversely affect competition, rates, or the ability of regulators to effectively regulate the parties, the Commission will find that the applicants have met the standards set forth in Section 203 of the FPA.30 The Commission’s recent Order No. 642 continues to follow this framework. As demonstrated below, the proposed transactions meet this standard and are consistent with the public interest.

     B. The Proposed Transactions Will Have No Adverse Effect on Competition.

     The Commission has concluded that in its experience “anticompetitive effects are unlikely to arise with regard to . . . transactions that only involve the disposition of transmission facilities.”31 There are no circumstances presented by the proposed transactions that would warrant a different conclusion here.

     The proposed transactions raise no horizontal market power issues. The proposed transactions will not result in the consolidation of any generation resources, but rather will result in the separation of wholesale transmission facilities and services from generation resources

29 16 U.S.C. § 824b(a) (2000).

30 18 C.F.R. § 2.26 (2000).

31 Order No. 642 at 31,902. For this reason, a competitive analysis under Sections 33.3 or 33.4 of the Commission’s regulations is not required in this case.

across a large region. While the proposed transaction will result in the aggregation of transmission facilities, this is fully consistent with the Commission’s policies to encourage region-wide transmission grids. Furthermore, the subject transmission facilities will be consolidated under the exclusive control of an independent entity with a manager without ties to any “market participant,” and the Commission will have jurisdiction over TRANSLink as a public utility and the TRANSLink Tariff under the FPA.

     The proposed transactions also raise no vertical market power issues. The proposed transactions will not result in any consolidation of facilities or products that provide inputs to electricity products. Further, the independent entity in which the transmission facilities will be consolidated, TRANSLink, will not provide electric generation products, except insofar as such products are required to fulfill TRANSLink’s responsibilities to provide ancillary services per Order No. 888, manage transmission congestion (including redispatch), and maintain reliability. Instead, as described in the testimony of Mr. Clair Moeller at Volume 5, Tab 2, TRANSLink will contract for the generation resources required to supply these services.

     In sum, the proposed transactions will not adversely effect competition but, instead, by creating a large, independent transmission company, should increase competition among generators by reducing and eliminating, over time, rate pancaking as is more fully described in the companion Section 205 filings.

     C. The Proposed Transactions Will Have No Adverse Effect on Rates.

     The creation of TRANSLink as an ITC within the region of one or more Commission-approved RTOs will have no adverse effect on rates. TRANSLink will set its rates under a Commission approved open access transmission tariff and TRANSLink’s rates will be subject to review by the Commission under the FPA’s “just and reasonable” standard. No customer taking service under a grandfathered bilateral transmission service agreement with a Transmission Participant will be required to convert to service under the TRANSLink Tariff. Customers taking service under the superseded OATT of a Transmission Participant will have access to a larger transmission system at non-pancaked rates. Customers now taking transmission service under a superseded tariff for the delivery of energy from the system of one TRANSLink Participant to another will see the elimination of pancaking. Customers currently taking service for deliveries within the system of a single TRANSLink Participant will, under the proposed rate design, continue to pay rates based on that Participant’s costs, plus a share of TRANSLink’s administrative costs.

     As opposed to having a negative impact on rates, the transfer of transmission assets to TRANSLink will allow the creation of an ITC with full operational and tariff control and a broader geographic area served than its individual predecessor utilities. These attributes will allow TRANSLink to design more efficient pricing structures, that apply postage stamp pricing for the common-use facilities used for bulk power transfers and a local zone charge for facilities that primarily accommodate local zone requirements. In addition, as a result of consolidating several previously separate transmission systems, TRANSLink will eliminate pancaked rates across a large potion of the Midwestern United States, particularly for longer term transactions.

     D. The Proposed Transaction Will Have No Adverse Effect on Regulation.

     The transfer of control over the subject transmission assets to TRANSLink will not impair the effectiveness of regulation by this Commission. To the extent that the jurisdiction of the Securities and Exchange Commission (“SEC”) is applicable, the Participants commit that TRANSLink will not assert the jurisdiction of the SEC under the Public Utilities Holding Company Act of 1935 as a bar to this Commission’s jurisdiction over the treatment in rates of transactions with affiliated entities.32 Further, while the transmission assets of the Public Power Participants and Cooperative Power Participants will remain outside the Commission’s jurisdiction, the Commission will have jurisdiction over the rates and terms of access to those transmission facilities through its jurisdiction over the TRANSLink Tariff. The proposed transaction will have no effect on regulation by the Nuclear Regulatory Commission.

     With regard to the TRANSLink West Region (i.e. PSCo) and TRANSLink South Region (i.e. SPS), transmission services will initially continue to be available as they are today through the Xcel Energy OATT and the SPP regional tariff. However, the transmission facilities will be under the independent operational control of TRANSLink and the Xcel Energy OATT will be administered independently by TRANSLink under contract with PSCo and SPS. The Xcel Energy OATT will remain subject to Commission jurisdiction, but access to these jurisdictional systems will no longer be under the direct control of these market participants. Even in the absence of approved RTOs in the SPP and WSCC regions, these arrangements will facilitate achieving the goals of Order No. 2000.

     With regard to state regulation, those states in which Alliant West, the Xcel Energy Operating Companies, and MidAmerican operate have authority to act on certain aspects the proposed transaction. The proposed transactions will not affect state regulation of retail activities of the parties to these transactions. While the proposed transactions contemplate that the jurisdictional Participants will take service under the TRANSLink Tariff for service to their retail native load customers, the applicable state regulatory commissions will retain their existing regulatory authority over the retail electric rates of the jurisdictional companies.

     E. The Proposed Transaction Will Advance Order No. 2000 Objectives

32 Applicants thus waive the immunity afforded by Ohio Power Co. v. F.E.R.C., 954 F.2d 779, 782-86 (D.C.Cir.1992), cert. denied, 498 U.S. 73 (1992).

     In Order Nos. 888 and 2000, the Commission found that the transfer of operational control over transmission facilities to independent RTOs is consistent with the public interest.33 The Commission also noted the potential for independent, for-profit, transmission companies to operate more efficiently and with reduced need for regulatory oversight.34 The TRANSLink proposal advances the Commission’s objectives under Orders Nos. 888 and 2000.

     First, TRANSLink will provide a vehicle for RTO participation by transmission owners that is cost-effective and structured to focus on the provision of transmission service as a business. TRANSLink will bring a profit-driven focus to the ownership and operation of transmission assets to promote the efficient operation of existing facilities, and where necessary, efficient investment in new transmission facilities to maintain reliability and accommodate the needs of transmission customers. By realigning responsibility for asset management and ownership with responsibility for operations, TRANSLink provides a business model that is structured to achieve efficient operations.

     Second, as noted above, TRANSLink is expected to be a member of the Midwest ISO for the TRANSLink North Region, assuming that the Commission recognizes the Midwest ISO as an approved RTO, and also expects to participate in one or more other Commission-approved RTOs once they are established in the TRANSLink South and TRANSLink West Regions.35 The transfer of control over the transmission assets of the Private, Public and Cooperative Power Participants to TRANSLink will provide transmission owners in the TRANSLink North Region

33 Order No. 2000 at 30,993.

34 Order No. 2000 at 31,024-28.

35 Pursuant to the MOU with MISO, those TRANSLink participants (IES, IPC, NSP-M and NSP-W) that are current members of the Midwest ISO, will terminate their separate participation in the Midwest ISO in favor of participation through TRANSLink.

not previously committed to the Midwest ISO a viable means to participate in a large regional transmission organization.

     Third, TRANSLink will allow for more efficient transmission pricing. The transfer of transmission assets to TRANSLink will allow the creation of an ITC with full tariff control and a broader geographic area served than its predecessor utilities. These attributes will allow TRANSLink to design more efficient pricing structures such as a postage stamp pricing application for the common-use facilities used for bulk power transfers and a local zone charge for facilities that primarily accommodate local zone requirements.

     Fourth, TRANSLink will be better situated to assess and meet the needs for transmission expansion because it will operate several transmission systems over a large region. This will place TRANSLink in a better position than its individual member utilities to evaluate the benefits of adding transmission to the network and thereby assure long-term reliability by building the infrastructure required to assure system adequacy. This is a significant achievement for a regional entity, while the Commission’s Order No. 2000 assigned short-term reliability oversight to the RTO, investment for long-term reliability, i.e. system adequacy, did not appear to be specifically assigned. Under the planning provisions in the TRANSLink Tariff, all uses (e.g., third-party generators, native load and point-to-point customers) will provide input on need. By virtue of operating transmission facilities of several utilities in a large region, TRANSLink will have many more options to place new transmission so that it provides the most efficient results, and the costs related to new investments in transmission facilities by TRANSLink will be allocated efficiently based on the function served by those new facilities. Moreover, the Applicants expect that, consistent with Order No. 2000, their participation in TRANSLink and, through TRANSLink, one or more RTOs, will enable them to earn returns on new and existing transmission investments that are compensatory and sufficient to attract the substantial new investment needed to expand the transmission grid on a regional basis to serve rapidly increasing demands for transmission services.

     Fifth, as described above, the TRANSLink Participants will take network transmission service on behalf of their native load customers pursuant to the rates and other terms of the TRANSLink Tariff. TRANSLink accordingly will eliminate the distinction, for purposes of transmission access, between bundled native load customers and customers taking unbundled transmission service, providing true service comparability. TRANSLink will operate the transferred transmission assets independently of its predecessor utilities and will not make bundled retail sales. All load-serving entities (other than those with grandfathered services), including the Participants, will obtain transmission service under the TRANSLink Tariff.

     Sixth, TRANSLink will, over time, consolidate five previously separate NERC-certified control areas in the TRANSLink North Region, and plans to operate the facilities in its North Region as a single NERC-recognized control area. The consolidation of control will reduce the ability and/or perception that transmission owners retain market power influences by being control area operators. As this consolidation evolves, an environment is expected to develop for truly market-based ancillary services.

     Seventh, TRANSLink’s for-profit structure will allow for and encourage innovative solutions that serve market needs. Although a performance-based rate proposal is not included in the initial filing, TRANSLink expects to submit such a proposal once it has sufficient operational experience to enable it to develop a proposal suited to its circumstances and the needs of its customers.

     Finally, although the transmission facilities initially operated by TRANSLink will not all be contiguous due to the fact that the Xcel Energy Operating Companies’ facilities in the WSCC and the SPP are not directly connected to the facilities in TRANSLink’s North Region, the Participants believe favorable Commission action on this Application will set the stage for the expansion of TRANSLink and/or the negotiation of agreements with utilities operating intervening facilities to promote the consolidation of RTOs in the Midwest.

V.	INFORMATION REQUIRED BY SECTION 33.2 OF THE COMMISSION’S REGULATIONS AND REQUEST FOR WAIVER

     In accordance with Section 33.2 of the Commission’s regulations, the parties to this application provide the following information:

     (a) The exact name of the applicant and principal place of business.

     For Alliant Energy Corporate Services, Inc.:

Alliant Energy Corporate Services, Inc.
1000 Main Street
Dubuque, Iowa 52001

     For MidAmerican Energy:

MidAmerican Energy Company
666 Grand Avenue, P.O. Box 657
Des Moines, Iowa 50303

     For Xcel Energy Services Inc.:

Xcel Energy Services Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401

     For TRANSLink:

TRANSLink has no address of record at this time.

(b)	Name and address of the person authorized to receive notices and communications for each applicant regarding the application.

     Communication and correspondence related to this application should be directed to the persons listed below. Waiver is requested of the requirements of 18 C.F.R. § 305.203(b)(3) to permit these individuals to be added to the official service list being compiled in this proceeding.

     For Alliant Energy Corporate Services, Inc.:

Kent M. Ragsdale, Esq
Managing Attorney
P.O. Box 351
200 First Street, SE
Cedar Rapids, Iowa 52406-0351
(319) 398-7765 (Voice)
(319) 398-4533 (Facsimile)
kentragsdale@alliant-energy.com

     For MidAmerican Energy:

Steven Weiss, Esq
General Counsel
MidAmerican Energy Company
666 Grand Avenue, P.O. Box 657
Des Moines, IA 50303
(515) 281-2644 (Voice)
(515) 242-4398 (Facsimile)
srweiss@midamerican.com

Suzan M. Stewart, Esq
Senior Managing Attorney
MidAmerican Energy Company
401 Douglas Street, P.O. Box 778
Sioux City, IA 51102
(712) 277-7587 (Voice)
(712) 252-7396 (Facsimile)
smstewart@midamerican.com

     For Xcel Energy Services Inc.:

Audrey A. Zibelman
Vice President, Transmission
414 Nicollet Mall — 6th Floor
Minneapolis, MN 55401
(612) 330-5500 (Voice)
(612) 330-7801 (Facsimile)
audrey.a.zibelman@xcelenergy.com

Scott Wilensky, Esq
James P. Johnson, Esq

Xcel Energy Services Inc.
800 Nicollet Mall — Suite 2900
Minneapolis, MN 55402 (612) 215 4590 (Voice) (612) 215-4544 (Facsimile)
scott.wilensky@xcelenergy.com
james.p.johnson@xcelenergy.com

     For TRANSLink and Applicants:

Edward Berlin, Esq
Kenneth G. Jaffe, Esq
Stephen C. Palmer, Esq
Bradley R. Miliauskas, Esq
Theodore J. Paradise, Esq
Swidler Berlin Shereff Friedman, LLP
3000 K Street, NW, Suite 300
Washington, DC 20007-5116
(202) 424-7500 (Voice)
(202) 424-7647 (Facsimile)
EBerlin@swidlaw.com
KGJaffe@swidlaw.com
SCPalmer@swidlaw.com
BRMiliauskas@swidlaw.com
TJParadise@swidlaw.com

     Non-Applicant Service and Communications:

     For NPPD:

Harold L. Hadland, Esq
1414 15th Street
Columbus, Nebraska 68602
(402) 563-5046 (Voice)
(402) 563-5837 (Facsimile)
hlhadla@nppd.com

     For OPPD:

Stephen M. Bruckner, Esq
Fraser Stryker Law Firm
500 Energy Plaza
409 South 17th Street
Omaha, Nebraska 68102-2663
(402) 341-6000	(Voice)
(402) 402-341-8290	(Facsimile)

sbruckner@fraserstryker.com

     For Corn Belt:

John T. Ward, Esq
Sullivan & Ward, P.C
810 Grand Avenue, Suite 3500
Des Moines, Iowa 50309-2719
(515) 247-4725 (Voice)
(515) 244-3599 (Facsimile)
jward@sullivan-ward.com

     (c) A description of the Applicant, including:

          (1) Business activities of the applicant. The business activities of each Applicant are described in Section II above. See also Exhibit A hereto.

          (2) Energy subsidiaries and affiliates. See Exhibit B hereto.

          (3) Organizational charts. See Exhibit C hereto.

          (4) Description of joint ventures, etc. See Exhibit D hereto.

          (5) Common Officers. See Exhibit E hereto.

          (6) Wholesale power/transmission services customers. See Exhibit F hereto.

     (d) Description of jurisdictional facilities owned, controlled or operated.

          See Exhibit G hereto.

     (e) Description of proposed transactions.

          See Section III above and Exhibit I hereto.

     (f) Contracts related to the proposed transactions.

          See Exhibit I hereto.

     (g) Demonstration proposed transactions are consistent with the public interest.

          See Section IV above.

     (h) Map of properties of each party.

          See Exhibit K hereto.

     (i) Other regulatory approvals.

          See Exhibit L hereto.

     VI. PROPOSED ACCOUNTING ENTRIES

     Because the Applicants will chose from among the definitive forms of participation described in this Application and included in Exhibit I at a later date, it is not possible for them to submit with this filing the affects of the proposed transaction on their accounting entries in accordance with 18 C.F.R. § 33.5. Applicants respectfully request that this requirement be waived for purposes of this Application. Applicants will provide this information to the Commission when each elects its form of participation. Public and Cooperative Power Participants are non-jurisdictional entities that do not maintain their books under the Uniform System of Accounts and are therefore not subject to the requirements of 18 C.F.R. § 33.5.

     VII. CONCLUSION

     WHEREFORE, for the reasons stated herein, the Applicants respectfully request the Commission approve this Application expeditiously, and without hearing, on the basis of the facts and analysis set forth herein.

Respectfully Submitted,

Edward Berlin, Esq.
Kenneth G. Jaffe, Esq.
Stephen C. Palmer, Esq.
Bradley R. Miliauskas, Esq.
Theodore J. Paradise, Esq.
Swidler Berlin Shereff Friedman, LLP
3000 K Street, NW Suite 300
Washington, DC 20007

Counsel for Applicants

Dated: September 28, 2001

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